================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ----------------------------

                                   SCHEDULE TO

   TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                          IR BIOSCIENCES HOLDINGS, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                        WARRANTS TO PURCHASE COMMON STOCK
                         (Title of Class of Securities)

                                   382685 10 5
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                    MICHAEL WILHELM, CHIEF EXECUTIVE OFFICER
                          IR BIOSCIENCES HOLDINGS, INC.
                        4021 NORTH 75TH STREET, SUITE 201
                            SCOTTSDALE, ARIZONA 85251
                                 (480) 922-3926
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                  WITH COPY TO:
                             Thomas J. Poletti, Esq.
                            Katherine J. Blair, Esq.
                   Kirkpatrick & Lockhart Nicholson Graham LLP
                       10100 Santa Monica Blvd., 7th Floor
                          Los Angeles, California 90067
               Telephone: (310) 552-5000 Facsimile: (310) 552-5001

                                January 24, 2005
     (Date Tender Offer First Published, Sent or Given to Security Holders)

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

                           CALCULATION OF FILING FEE:


--------------------------------------------------------------------------------
Transaction Valuation(1)                              Amount of Filing Fee(1)(2)
--------------------------------------------------------------------------------
      $7,992,660.42                                             $940.74*
--------------------------------------------------------------------------------

*Previously paid.



(1) Estimated for purposes of calculating the amount of the filing fee only. An offer is made to holders of 13,780,449 Warrants to temporarily reduce the exercise price of such Warrants from $0.50 to $0.20 per share. The transaction value is calculated pursuant to Rule 0-11(b)(2) and 0-11(a)(4) using the average of the high and low sales price of the issuer's Common Stock underlying the Warrants on January 21, 2005.

(2)  Calculated by multiplying the Transaction Valuation by 0.0001177.

         [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:            Not applicable.
         Form or Registration No.:          Not applicable.
         Filing Party:                      Not applicable.
         Date Filed:                        Not applicable.

         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate box(es) below to designate any transactions to which the statement relates:

         [ ]  third-party tender offer subject to Rule 14d-1.
         [X]  issuer tender offer subject to Rule 13e-4.
         [ ]  going-private transaction subject to Rule 13e-3.
         [ ]  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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                                       i

         The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the Federal securities laws.

ITEM 1. SUMMARY TERM SHEET



         This statement relates to an offer (the "Offer") by IR Biosciences Holdings, Inc., a Delaware corporation (the "Issuer" or the "Company), to the holders of 13,780,449 common stock purchase warrants (the "Warrants"), which were issued by the Company in October 2004 (i) pursuant to a private placement transaction (the "Private Placement"); and (ii) to certain creditors and note holders of the Company pursuant to the terms of settlement agreements or previously issued convertible promissory notes:

         o To temporarily reduce the exercise price of the Warrants from $0.50 to $0.20 per share; and

         o The reduction in the exercise price will commence on the date the materials relating to the Offer are first sent to the holders, which is January 24, 2005, through February 22, 2005 at 9:00 a.m., Pacific Standard Time, when the Offer shall be terminated and the per share exercise price shall revert to the current price of $0.50.

         A detailed discussion of the Offer is contained in the Offer Letter to Warrant Holders filed as Exhibit 12(a) to this Schedule TO.

ITEM 2. SUBJECT COMPANY INFORMATION

            (a) The name of the subject company is IR Biosciences Holdings, Inc., a Delaware corporation. The address of the Company's principal executive offices is 4021 North 75th Street, Suite 201, Scottsdale, Arizona, 85251 and its telephone number is (480) 922-3926.

            (b) As of January 24, 2005, the Company had 13,780,449 Warrants outstanding that are subject to the Offer. The Warrants were issued in October 2004 by the Company (i) pursuant to the Private Placement, and (ii) to certain creditors and note holders of the Company pursuant to the terms of settlement agreements or previously issued convertible promissory notes. 10,102,432 of the Warrants expire on October 13, 2009 and 3,678,017 of the Warrants expire on October 26, 2009.

            (c) There is currently no established trading market for the Warrants.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

            (a) The Issuer is the filing person and the subject company. Please see the information set forth under Item 2(a) above. The following are the executive officers, directors and controlling persons (as defined by Rule 12b-2 of the Securities Exchange Act of 1934, as amended) of the Issuer:

Name                                         Position
---------------------------------            -----------------------------------
Michael K. Wilhelm                           President, Chief Executive Officer
   11007 N. Ridgeview Ct.,                   and Director
   Fountain Hills, AZ 85268

Mark L. Witten, Ph.D.                        Director and Research Scientist
   7032 E. Rosewood St.,
   Tucson, AZ 85710

Theodore E. Staahl, M.D.                     Director
   1329 Spanos Ct, Suite A-1
   Modesto, CA 95355

John N. Fermanis                             Chief Financial Officer
   11375 E. Sahuaro Dr. #2041
   Scottsdale, AZ 85259

David T. Harris                              Control Person
   4110 N. Alveron Way
   Tucson, AZ 85721

ITEM 4. TERMS OF THE TRANSACTION.

            (a) The Issuer is offering the holders of the Warrants to reduce the exercise price of the Warrants from $0.50 to $0.20 per share. The Offer relates to those 13,780,449 Warrants, which were issued in October 2004 by the Issuer
(i) pursuant to the Private Placement, and (ii) to certain creditors and note holders of the Issuer pursuant to the terms of settlement agreements or previously issued convertible promissory notes. Each Warrant entitles the registered holders thereof upon exercise to purchase shares of the common stock of the Issuer, par value $0.001 per share (the "Common Stock"). The purpose of the transaction is to raise capital by providing an incentive to the holders to exercise their Warrants through the temporary reduction in the exercise price. The reduction in the exercise price will commence on the date the materials relating to the Offer are first sent to the holders, which is January 24, 2005, through February 22, 2005 at 9:00 am Pacific Standard Time, when the Offer shall be terminated and the per share exercise price shall revert to the current price of $0.50. A detailed discussion of the Offer, including discussion of the procedures for tendering and withdrawing Warrants and the terms under which the Offer may be extended, is contained in the Offer Letter to Warrant Holders filed herewith as Exhibit 12(a) to this Schedule TO, which is incorporated herein by reference.

            (b)   Not applicable.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

            (e) The following is a description of each agreement, arrangement, or understanding between the Issuer and the Issuer's executive officers, directors and controlling persons involving the Issuer's securities:

o Pursuant to an employment agreement between the Issuer and Michael Wilhelm, its President and CEO, Mr. Wilhelm is entitled to (i) a quarterly discretionary bonus in the form of stock options, (ii) a quarterly five-year warrant to purchase 8,980 shares of Common Stock at 75% of the fair market value of the stock on the date the warrant is granted, and (iii) at such time as Mr. Wilhelm introduces a financial partner to the Issuer through which the Issuer raises at least $1,500,000 in equity or debt financing, he shall be granted a five-year warrant to purchase 500,000 shares of Common Stock. Mr. Wilhelm received the warrant for these 500,000 shares on March 18, 2004, which has a per share exercise price of $0.05.

o Under the Issuer's 2003 Stock Option, Deferred Stock and Restricted Stock Plan, the Issuer's Board of Directors is authorized to grant incentive stock options, as defined by Section 422(b) of the Internal Revenue Code, nonstatutory stock options and awards of restricted stock and deferred stock and to sell shares of Common Stock pursuant to the exercise of such stock options for up to an aggregate of 3,600,000 shares. The options will have a term not to exceed ten years from the date of the grant. The Issuer has not issued any shares of restricted stock, and has not granted any stock options under the 2003 Stock Option, Deferred Stock and Restricted Stock Plan.

o Through December 31, 2003, the Issuer had granted, prior to the merger with its wholly-owned subsidiary, ImmunRegen BioSciences, Inc., options to purchase 63,212 shares of its Common Stock at a weighted average exercise price of $25.00 per share to certain employees and consultants that are exercisable over various periods through March 2010. These stock options were granted outside of the Issuer's 2003 Stock Option, Deferred Stock and Restricted Stock Plan.

o The following table reflects the holdings of the Issuer's securities by each of its executive officers, directors and control persons (as defined by Rule 12b-2 of the Securities Exchange Act of 1934, as amended):

         -------------------------------------------------------------------------------
         NAME                       COMMON STOCK        WARRANTS(1)       STOCK OPTIONS
         -------------------------------------------------------------------------------
         Michael K. Wilhelm          2,110,291         1,580,350(2)             0
         President, CEO & Director
         -------------------------------------------------------------------------------
         Mark L. Witten              9,030,138           862,000(3)             0
         Director
         -------------------------------------------------------------------------------
         John N. Fermanis                    0                 0                0
         CFO
         -------------------------------------------------------------------------------
         Theodore E. Staahl          3,347,960           290,045(4)             0
         Director
         -------------------------------------------------------------------------------
         David T. Harris             6,306,138                 0                0
         Control Person
         -------------------------------------------------------------------------------

          (1) Messrs. Wilhelm and Witten are the only executive officers, directors and control persons of the Issuer who hold Warrants that are subject to the Offer (see Item 8, below).

          (2) Warrants with exercise prices ranging from $0.005 to $2.00 per share and expiration dates ranging from December 10, 2008 to October 29, 2009.

          (3) Warrants with exercise prices ranging from $0.125 to $0.50 per share and expiration dates ranging from May 6, 2009 to October 29, 2009.

          (4) Warrants with exercise prices ranging from $0.075 to $1.00 per share and expiration dates ranging from October 7, 2006 to July 27, 2009.

o The persons listed above have also granted and/or received warrants as set forth in the tables below. Each warrant listed below entitles the recipient to acquire shares of Common Stock held by the issuer of the warrant.

WARRANTS RECEIVED BY MICHAEL WILHELM

--------------------------------------------------------------------------------
ISSUER           NUMBER OF SHARES         EXPIRATION DATE     EXERCISE PRICE
                UNDERLYING WARRANTS                            (PER SHARE)
--------------------------------------------------------------------------------
Todd Ficeto           180,000                12/10/2008          $0.30
Mark Witten            40,000                12/10/2006          $0.005
David Harris           40,000                12/10/2006          $0.005
David Harris*       2,000,000                04/18/2005          $0.12
David Harris*       2,000,000                05/19/2005          $0.15
David Harris*       1,000,000                11/19/2005          $0.25
--------------------------------------------------------------------------------

* Issued to Foresight Capital Partners, a company controlled by Michael Wilhelm.

WARRANTS ISSUED BY MICHAEL WILHELM

--------------------------------------------------------------------------------
RECIPIENT          NUMBER OF SHARES       EXPIRATION DATE     EXERCISE PRICE
                   UNDERLYING WARRANTS                          (PER SHARE)
--------------------------------------------------------------------------------
Michelle Laroche        20,000              05/25/2009             $0.50
--------------------------------------------------------------------------------

WARRANTS RECEIVED BY THEODORE STAAHL

--------------------------------------------------------------------------------
ISSUER          NUMBER OF SHARES          EXPIRATION DATE      EXERCISE PRICE
                UNDERLYING WARRANTS                             (PER SHARE)
--------------------------------------------------------------------------------
Mark Witten          17,500                 10/07/2008            $0.005
David Harris         17,500                 10/07/2008            $0.005
--------------------------------------------------------------------------------

WARRANTS ISSUED BY MARK WITTEN

--------------------------------------------------------------------------------
RECIPIENT            NUMBER OF SHARES      EXPIRATION DATE     EXERCISE PRICE
                    UNDERLYING WARRANTS                          (PER SHARE)
--------------------------------------------------------------------------------
Michael Wilhelm          40,000              12/10/2006            $0.005
Theodore Staahl          17,500              10/07/2008            $0.005
Steven Moore             12,500              09/25/2006            $0.005
Steven Moore             25,000              11/10/2006            $0.005
Daniel Neri              12,500              09/29/2006            $0.005
Jeffrey Friedman         62,500              09/23/2006            $0.005
Roger Bouchard            8,000              11/17/2006            $0.005
Carol Kraft              10,000              12/12/2006            $0.005
Gerald Witten            15,000              04/05/2007            $0.005
--------------------------------------------------------------------------------

WARRANTS ISSUED BY DAVID HARRIS
--------------------------------------------------------------------------------
RECIPIENT             NUMBER OF SHARES      EXPIRATION DATE    EXERCISE PRICE
                     UNDERLYING WARRANTS                        (PER SHARE)
--------------------------------------------------------------------------------
Michael Wilhelm           40,000              12/10/2006          $0.005
Michael Wilhelm*       2,000,000              04/18/2005          $0.12
Michael Wilhelm*       2,000,000              05/19/2005          $0.15
Michael Wilhelm*       1,000,000              11/19/2005          $0.25
Theodore Staahl           17,500              10/07/2008          $0.005
Steven Moore              12,500              09/25/2006          $0.005
Steven Moore              25,000              11/10/2006          $0.005
Daniel Neri               12,500              09/29/2006          $0.005
Jeffrey Friedman          62,500              09/23/2006          $0.005
Roger Bouchard             8,000              11/17/2006          $0.005
Carol Kraft               10,000              12/12/2006          $0.005
Gerald Witten             15,000              04/05/2007          $0.005
--------------------------------------------------------------------------------

* Issued to Foresight Capital Partners, a company controlled by Michael Wilhelm.

o Refer to the discussion in paragraph (b) of Item 8, below, regarding the participation of Messrs. Wilhelm and Witten in the Private Placement and the terms thereof.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

            (a) The purpose of the transaction is to raise capital by providing an incentive to the holders to exercise their Warrants through the temporary reduction in the exercise price.

            (b)   Not applicable.

            (c) No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Warrants in connection with this tender offer relate to or would result in the conditions or transactions described in Regulation M-A, Item 1006(c)(1)-(8), and (10). The exercise of the Warrants resulting from the temporary reduction of the exercise price would trigger the acquisition by such exercising holders of additional shares of the Common Stock of the Issuer.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            (a)   Not applicable.

            (b)   Not applicable.

            (d)   Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

            (a)   Not Applicable.

            (b) PRIVATE PLACEMENT. On October 26, 2004, the Issuer completed the second closing of a private placement, whereby the Issuer sold an aggregate of $800,000 worth of units (each a "Unit" and collectively, the "Units") to accredited investors (as defined by Rule 501 under the Securities Act of 1933, as amended). The Issuer sold an aggregate of $1,650,000 worth of Units in the initial closing that occurred on October 13, 2004 (the transaction is referred to herein as the "Private Placement").

Pursuant to the terms of a subscription agreement, each Unit was sold for $10,000 (the "Unit Price") and consisted of the following:

            (1) a number of shares (the "Shares") of Common Stock of the Issuer, determined by dividing: (i) the Unit Price by (ii) $0.125; and

            (2) a warrant to purchase, at any time prior to the fifth (5th) anniversary following the date of issuance of the Warrant, a number of shares of Common Stock equal to fifty percent (50%) of the number of Shares included within the Unit, at a price equal to fifty cents ($0.50) per share of the Common Stock.

In consideration of the investment, the Issuer granted to each investor certain registration rights and anti-dilution rights. Michael K. Wilhelm, the President, Chief Executive Officer of the Issuer and the Issuer's wholly-owned subsidiary, ImmuneRegen Biosciences, Inc., and a Director of the Issuer, was a purchaser of the Units in the Private Placement. Mr. Wilhelm was issued 716,000 Shares and 358,000 Warrants in the Private Placement. Mr. Wilhelm beneficially owns approximately 2.6% of the Warrants outstanding that were issued in the Private Placement and that are subject to the Offer. Mark Witten, a Director of the Issuer, was also a purchaser of the Units in the Private Placement. Mr. Witten was issued 724,000 Shares and 362,000 Warrants in the Private Placement. Mr. Witten holds approximately 2.6% of the Warrants outstanding that were issued in the Private Placement and that are subject to the Offer.

Messrs. Wilhelm and Witten do not plan to tender any Warrants pursuant to the Offer.

SETTLEMENT AGREEMENTS. On October 13, 2004 and October 26, 2004, the Issuer entered into settlement agreements (the "Settlement Agreements") with certain creditors (collectively, the "Creditors"), whereby for full and complete satisfaction of claims totaling an aggregate of $157,218 (the "Claim Amount"), the Issuer issued the following:

            (1) a number of shares of Common Stock determined by dividing (i) the Claim Amount by (ii) $0.125 (collectively, the "Claim Shares"); and

            (2) warrants to purchase, at any time prior to the fifth (5th) anniversary following the date of issuance of the Warrant, a number of shares of Common Stock equal to fifty percent (50%) of the number of Claim Shares, at a price equal to fifty cents ($0.50) per share of Common Stock.

CONVERTIBLE PROMISSORY NOTES. The Issuer previously issued convertible promissory notes in the aggregate principal amount of $563,500 (collectively, the "Promissory Notes"). Immediately upon the closings of the Private Placement, and in accordance with the terms of the Promissory Notes, the Issuer issued, for full and complete satisfaction of the Promissory Notes, the following:

            (1) a number of shares of Common Stock determined by dividing (i) the amounts owed under the Promissory Notes by (ii) $0.125 (the "Conversion Shares"); and

            (2) warrants to purchase, at any time prior to the fifth (5th) anniversary following the date of issuance of the Warrant, a number of shares of Common Stock equal to fifty percent (50%) of the number of Conversion Shares, at a price equal to fifty cents ($0.50) per share of Common Stock.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

            (a) Joseph Stevens & Company, Inc. ("Joseph Stevens"), the placement agent from the Private Placement, may communicate with Warrant holders who purchased Units in the Private Placement in connection with the offer to exercise Warrants at the reduced exercise price. There is no formal arrangement between the Company and Joseph Stevens and Joseph Stevens will not receive any compensation for such communications. Pursuant to the terms of the Private Placement, Joseph Stevens will receive a cash fee equal to ten percent (10%) of the proceeds received by the Company from the exercise of Warrants issued pursuant to the Private Placement. Joseph Stevens will not receive any fees from the exercise of Warrants issued in October 2004 to certain creditors and note holders of the Company pursuant to the terms of settlement agreements or previously issued convertible promissory notes.

ITEM 10. FINANCIAL STATEMENTS.

            (a) Incorporated by reference are the financial statements that are included in the Issuer's Annual Report on Form 10-KSB (beginning on page F-2) for the fiscal year ended December 31, 2003, and the Quarterly Report on Form 10-QSB (beginning on page F-1) for the period ended September 30, 2004. The full text of the Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003 and the Quarterly Report on Form 10-QSB for the period ended September 30, 2004, as well as the other documents the Company has filed with the Securities and Exchange Commission prior to, or will file with the Securities and Exchange Commission subsequent to, the filing of this Tender Offer Statement on Form TO can be accessed electronically on the Securities and Exchange Commission's website at HTTP://WWW.SEC.GOV.

            (b)    Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

            (a)    Not applicable.

            (b)    Not applicable.

ITEM 12. EXHIBITS.

            The following are attached as exhibits to this Schedule TO:

            (a) Offer Letter to Warrant Holders and Letter of Transmittal, dated January 24, 2005 and as amended February 11, 2005 (filed herewith).

            (b)    Not applicable.

            (c)    Not applicable.

            (d) (1) Employment Agreement dated December 16, 2002 between ImmuneRegen BioSciences, Inc., a subsidiary of the Issuer, and Michael Wilhelm (incorporated by reference to exhibit
                   10.1 of the Issuer's registration statement on Form SB-2 (file no. 333-120784) filed with the Securities and Exchange Commission on November 24, 2004).

                   (2) 2003 Stock Option, Deferred Stock and Restricted Stock Plan (incorporated by reference to exhibit 4.1 of the Issuer's registration statement on Form S-8 (file no. 333-113511) filed with the Securities and Exchange Commission on March 11, 2004).

                   (3) Form of Stock Option Agreement (Employee) (incorporated by reference to exhibit 4.2 of the Issuer's registration statement on Form S-8 (file no. 333-113511) filed with the Securities and Exchange Commission on March 11, 2004).

                   (4) Form of Stock Option Agreement (Executive) (incorporated by reference to exhibit 4.3 of the Issuer's registration statement on Form S-8 (file no. 333-113511) filed with the Securities and Exchange Commission on March 11, 2004).

                   (5) Form of Stock Option Agreement (Super Executive) (incorporated by reference to exhibit 4.4 of the Issuer's registration statement on Form S-8 (file no. 333-113511) filed with the Securities and Exchange Commission on March 11, 2004).

                   (6) Form of Stock Option Agreement (Other) (incorporated by reference to exhibit 4.5 of the Issuer's registration statement on Form S-8 (file no. 333-113511) filed with the Securities and Exchange Commission on March 11, 2004).

                   (7) Form of Restricted Stock Award Agreement (Employee) (incorporated by reference to exhibit 4.6 of the Issuer's registration statement on Form S-8 (file no. 333-113511) filed with the Securities and Exchange Commission on March 11, 2004).

                   (8) Form of Restricted Stock Award Agreement (Executive) (incorporated by reference to exhibit 4.7 of the Issuer's registration statement on Form S-8 (file no. 333-113511) filed with the Securities and Exchange Commission on March 11, 2004).

                   (9) Form of Restricted Stock Award Agreement (Super Executive) (incorporated by reference to exhibit 4.8 of the Issuer's registration statement on Form S-8 (file no. 333-113511) filed with the Securities and Exchange Commission on March 11, 2004).

                   (10) Form of Restricted Stock Award Agreement (Other) (incorporated by reference to exhibit 4.9 of the Issuer's registration statement on Form S-8 (file no. 333-113511) filed with the Securities and Exchange Commission on March 11, 2004).

                   (11) Form of Warrant (incorporated by reference to exhibit
                   4.1 of the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2004).

                   (12) Form of Registration Rights (incorporated by reference to exhibit 4.2 of the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2004).

                   (13) Form of Anti-Dilution Rights (incorporated by reference to exhibit 4.3 of the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2004).

                   (14) Form of Subscription Agreement (incorporated by reference to exhibit 10.1 of the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2004).

                   (e)    Not applicable.

                   (f)    Not applicable.

                   (g)    Not applicable.

                   (h)    Not applicable.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            IR Biosciences Holdings, Inc.

                                            By:    /S/ MICHAEL WILHELM
                                                 -------------------------------
                                            Name:  Michael Wilhelm
                                            Title:  Chief Executive Officer

Dated:  February 11, 2005